September 14, 2011

Jay Williamson
Division of Corporation Finance
Office of Beverages, Apparel and Health Care Services
United States Securities and Exchange Commission
100 F Street, North East
Washington, DC 20549
(Transmitted via EDGAR)

Dear Mr. Williamson:

Charming Shoppes, Inc. acknowledges receipt, by Email, of a letter to Mr. Anthony Romano, Chief Executive Officer, from David Link for Mr. John Reynolds, Assistant Director of the Office of Beverages, Apparel and Health Care Services, dated September 12, 2011 (the “Letter”).  The Letter advises of your office’s review of Charming Shoppes, Inc. Form 10-K for Fiscal Year Ended January 29, 2011, filed on March 24, 2011 (SEC File No. 000-07258) and asks us to provide you with additional information in response to the comments included in the Letter so that you may better understand our disclosure.

The Letter requests that we respond to your comments within 10 business days by amending our filing, by providing the requested information, or by advising you when we will provide you with the requested response.  Although we plan to respond to your comments as soon as possible, we are respectfully requesting that you grant us an extension of 30 calendar days to October 26, 2011 to respond to your comments.  We believe that this extension will give us the time necessary to provide a comprehensive response to your comments.

At your earliest convenience, please respond in writing by Email, advising your acceptance of this extension request or advising of any additional questions or concerns that you may have.  Please direct your response to:

Mr. Eric M. Specter
Executive Vice President
Chief Financial Officer
Email:  Eric.Specter@charming.com

Thank you for your prompt attention to, and consideration of, this request.

Sincerely,
CHARMING SHOPPES, INC.

/S/ ERIC M. SPECTER
Eric M. Specter
Executive Vice President
Chief Financial Officer